Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED CERTIFICATE OF INCORPORATION

OF

AUTHENTIDATE HOLDING CORP.

AUTHENTIDATE HOLDING CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:	The name of the corporation is Authentidate Holding Corp. (the “Corporation”).

SECOND:	The Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by amending and restating Paragraph A of Article Fourth to read in its entirety as follows:

FOURTH: (A) Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is ONE HUNDRED AND FIVE MILLION (105,000,000) shares, consisting of ONE HUNDRED MILLION (100,000,000) shares of Common Stock, par value $.001 per share (hereinafter, the “Common Stock”), and FIVE MILLION (5,000,000) shares of Preferred Stock, par value $.10 per share (hereinafter, the “Preferred Stock”), of which (i) 28,000 shares have been designated as Series B Convertible Preferred Stock, the relative rights, preferences and limitations of which are as set forth in that certain Certificate of Designations, Preferences and Rights and Number of Shares of Series B Convertible Preferred Stock dated as of the 1st day of October 1999, as amended; and (ii) 1,250,000 shares have been designated as Series C 15% Convertible Redeemable Preferred Stock, the relative rights, preferences and limitations of which are as set forth in that certain Certificate of Designations, Preferences and Rights and Number of Shares of Series C 15% Convertible Redeemable Preferred Stock, dated as of the 11th day of October 2010, as amended. Preferred Stock may be issued from time to time in one or more series. Subject to the other provisions of this Certificate of Incorporation and any limitations prescribed by law, the Board of Directors of the Corporation (the “Board”) is authorized to provide for the issuance of and issue shares of Preferred Stock in series and, by filing a certificate pursuant to the laws of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The relative rights, preferences and limitations of shares of undesignated Preferred Stock shall be as provided in sub-paragraph C of this Article FOURTH.

Upon the effectiveness of the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation, each two (2) shares of the Common Stock issued and outstanding as of the date and time that this certificate of amendment is filed, shall be automatically combined, into one (1) fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). There shall be no fractional shares issued. A holder of record of Common Stock at the Effective Time (“Effective Time” as described in Article FIFTH) of the Reverse Stock Split who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the fair market value of the Common Stock, as determined in a reasonable manner by the Board of Directors of the Corporation, on the last trading day prior to the Effective Time of the Reverse Stock Split. Each certificate that theretofore represented shares of Common Stock prior to the Reverse Stock Split shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been reclassified and combined. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the office of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.

THIRD:	That at a meeting and vote of stockholders, duly held on June 21, 2012, upon notice and in accordance with Section 222 of the General Corporation Law of the State of Delaware, a majority of stockholders of the Corporation have given consent to said Amendment.

FOURTH:	This Certificate of Amendment to the Certificate of Incorporation, as amended, has been duly adopted by the Board and stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH:	This Certificate of Amendment to the Certificate of Incorporation, shall be effective at 5:01 p.m., Eastern Time, on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Authentidate Holding Corp. has caused this Certificate of Amendment to the Certificate of Incorporation, as amended, to be signed by its duly authorized Chief Executive Officer and President this 30th day of August, 2012.

AUTHENTIDATE HOLDING CORP.

By:	/s/ O’Connell Benjamin
Name: O’Connell Benjamin
Title: Chief Executive Officer and President

2